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                            August 5, 2021

       Crane H. Kenney
       Principal Executive Officer
       Marquee Raine Acquisition Corp.
       65 East 55th Street, 24th Floor
       New York, NY 10022

                                                        Re: Marquee Raine
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 26, 2021
                                                            File No. 333-256147

       Dear Mr. Kenney:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4 filed July 26,
2021

       Ownership of New Enjoy following Business Combination, page 8

   1. Please expand the disclosure here and elsewhere as applicable to include an interim redemption scenario and
to show the potential impact of redemptions on the per share value of the shares
owned by non-redeeming shareholders.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Crane H. Kenney
Marquee Raine Acquisition Corp.
August 5, 2021
Page 2

       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                        Sincerely,
FirstName LastNameCrane H. Kenney
                                                        Division of Corporation
Finance
Comapany NameMarquee Raine Acquisition Corp.
                                                        Office of Trade &
Services
August 5, 2021 Page 2
cc:       Jackie Cohen
FirstName LastName